FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 02, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for February 02, 2006 and incorporated by reference herein is the Registrant’s immediate report dated February 02, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: February 02, 2006

BluePhoenix Teams with Temenos on Next International Banking Solution

BluePhoenix to Provide Platform to Enhance Temenos’ Core Banking Solution for one of their clients

MILAN, Italy & HERZLIA, Israel – Feb. 2, 2006 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that it has extended its strategic partnership with Temenos Group AG following their recent selection by an international financial services organization. Temenos Group AG (SWX: TEMN) is a provider of integrated core banking software and has been selected to build their financial client’s new international banking platform.

“The extended agreement serves to strengthen our on-going relationship with BluePhoenix,” said Andreas Andreades, CEO of Temenos. “BluePhoenix was crucial in helping us develop the solution of choice for large core banking applications. They demonstrated that they can provide the technology to support large-scale banking systems such as platform independent specification, rapid application enhancement and application performance. These systems are vital as the Tier-1 banks consider environments such as J2EE for the next generation of banking software.”

“We are very pleased that Temenos has once again chosen to work with BluePhoenix,” said Arik Kilman, CEO of BluePhoenix. “Their latest partnership with an international financial services organization not only reassures Temenos expertise, it also has significance for the financial industry at large, indicating that large banks are looking for modernization solutions and ready to rebuild their legacy technology platforms.”

The current version of Temenos TCB Core Banking system is being developed and maintained using the BluePhoenix™ AppBuilder Platform Independent development environment. The new version to be developed with the financial services organization will leverage the unique AppBuilder capability to generate code to multiple Platform Dependent Models, in this case J2EE.

BluePhoenix™ Nebula, an application change management and life-cycle control tool, will also be used in conjunction with AppBuilder in order to provide the necessary application build and release management capabilities needed by Temenos’ financial client. These tools will allow them to manage their core system as well as specific local needs in the many countries in which the system will be deployed.

About Temenos
Founded in 1993, TEMENOS Group AG is a provider of integrated modular core banking systems to over 400 financial institutions in 110 countries worldwide. TEMENOS software provides banks with a single, real-time view of the client across the enterprise, enabling banks to maximize returns while streamlining costs. Whether providing 24/7 functionality to the wholesale, retail and private banking sectors, partnering with central banks on core system replacement, or working with the World Bank on solutions for the emerging markets, TEMENOS knows banking. The company has a transparent approach to its operations and brings to bear its experience, expertise, commitment and professionalism on every project.

Headquartered in Geneva, Switzerland, the company has 39 offices in 31 countries and is listed on the main segment of the SWX Swiss Exchange (TEMN). www.temenos.com

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services, (including technology for Understanding, Migration, Remediation and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel.

The company’s major shareholder is Formula Systems (NASDAQ: FORTY – News), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets. For more information, please visit our Web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1-781-652-8945
tcohen@bphx.com